Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Year Ended December 31,					For the six month period ended June 30,
(in thousands except for ratio)	2013	2014	2015	2016	2017	2018
Earnings
Pretax (loss)/income	$(34,549)	$(113,398)	$105,467	$(57,583)	$(58,364)	$(40,311)
Add fixed charges	$46	$7,445	$6,874	$2,686	$2,685	$1,340
Total earnings	$(34,503)	$(105,953)	$112,341	$(54,897)	$(55,679)	$(38,971)
Fixed charges:
Interest expense	$46	$6,424	$5,620	$2,070	$2,070	$1,035
Amortization of debt discount	$—	$1,021	1,254	616	615	305
Total fixed charges	$46	$7,445	$6,874	$2,686	$2,685	$1,340
Ratio of earnings to fixed charges	N/A	N/A	16.3x	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(34,549)	$(113,398)	N/A	$(57,583)	$(58,364)	$(40,311)